United Shields Corporation

And Subsidiaries

Notes to Consolidated Financial Statements

Company Description	United Shields Corporation (the "Company") is a Cleveland, Tennessee based holding company which operates three subsidiaries, The HeaterMeals Company ("HMC"), R. P. Industries, Inc. ("RPI") and Pittsfield Mold & Tool, Inc.("PMT").

HMC, located in Cincinnati, Ohio, manufactures and markets patented, portable electrochemical heaters and a line of shelf-stable meals that incorporate such heaters. HMC's primary customer, with respect to its electrochemical heater, is located in the Midwest region and is a prime contractor for the United States Department of Defense. HMC's customers with respect to its shelf-stable meals include truckstops throughout the U.S., specialty sporting goods retail outlets and National Guard units. HMC also sells its line of shelf-stable meals to target consumers via direct marketing and the Internet.

RPI is a custom injection molding company with two plants located in Richmond, Virginia and Oxford, North Carolina and is engaged in the production of molded plastic components and finished products for original equipment manufacturers. RPI's customers are primarily located in the Southeast and Mid-Atlantic regions and operate in the personal care, construction, electronics, healthcare and home products industries.

PMT is a custom injection molding and tooling company located in Pittsfield, Massachusetts, and is engaged in the production of molded plastic components and finished products for original equipment manufacturers and end users who resell directly to consumers. PMT also manufactures certain tooling molds that are used to produce the plastic components and finished products. PMT's customers are primarily located in the Northeastern region and include companies in the juvenile products and personal hygiene industries.

Raw materials utilized by all three subsidiaries are readily available, and neither company is dependent on a single supplier or only a few suppliers for its production requirements, except in the case of HMC, where it currently utilizes a custom-manufactured bag for its electrochemical heater sold to the prime contractor for the United States Department of Defense business. Additional efforts are underway to qualify additional sources beyond the single qualified source used currently.

Principles of Consolidation	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Change of Accounting Period	Effective January 1, 1998, the Company changed its accounting period from a calendar year-end to a 52/53 week fiscal year. All accounting periods end on a Friday. The year ends on the last Friday of the calendar year.
Inventories	Inventories are stated at the lower of FIFO (first-in, first-out) cost or market.
Property, Plant and Equipment	Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line method over a 20 - 39 year period for plant and 3-10 year periods for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in the results of operations.
Goodwill	Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized using the straight-line method over the expected period to be benefited, which is 15 years. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for The Impairment of Long-Lived Assets, the Company evaluates its goodwill on an on-going basis to determine potential impairment by comparing the carrying value to the estimated undiscounted future operating cash flows of the acquired operation.

The amount of goodwill impairment, if any, is measured based on the projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Accounts Payable	Included in accounts payable at December 31,1999 and December 25, 1998 were bank overdrafts of $101,449 and$ 194,758, respectively.
Deferred Compensation	Through the Company's RPI subsidiary, two unfunded salary continuation agreements have been executed with respect to one former officer and one current officer of RPI. The Company has recorded the approximate present value of the salary continuation obligation as of December 31, 1999 and December 25, 1998.
Advertising Costs	Advertising costs are charged to expense as incurred. Advertising costs were not material for each of the three fiscal years in the period ended December 31, 1999.
Income Taxes	Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Option Plan	The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

Use of Estimates in Financial Statements	In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share	The Company's basic net loss per share amount has been computed by dividing net loss by the weighted average number of outstanding common shares. The Company's diluted net loss per share gives effect to all dilutive common stock equivalents outstanding during the period. Common stock equivalents include shares issuable upon exercise of the Company's stock options and stock purchase warrants. The dilutive effect, if any, of an aggregate of 9,562,875 and 8,362,875 common stock equivalents was not included in the weighted average number of common shares for the years ended December 31, 1999 and December 25, 1998, respectively, because their effect would have been anti-dilutive. For the year ended December 31, 1997, there were no common stock equivalents to be considered in the computation of diluted net loss per share.
Fair Value of Financial Instruments	The carrying value of financial instruments approximates fair market value.
Comprehensive Income

On January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 established standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in a company's equity during the period that result from transactions and other economic events other than transactions with its stockholders. The Company does not presently have any comprehensive income items other than its net loss.
Reclassifications	Certain prior year amounts have been reclassified in order to conform to the current year presentation.

Derivative Instruments	In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities", subsequently amended by the issuance of SFAS No.137, which establishes standards for reporting and disclosure of derivative and hedging instruments. SFAS No. 133 is now effective for financial statements for annual periods beginning after June 15, 2000. The Company is not affected by this new standard because the Company has no derivative or hedging financial instruments.

Inventories	Inventories consisted of the following components as of December 31, 1999 and December 25,1998:
	1999	1998
Raw materials	1,150,426	$ 561,532
Work-in-process	85,126	178,362
Finished goods	980,008	581,274
	------------	------------
	$2,215,560	$1,321,168
	=======	=======
Investments in Potential Acquisitions	The Company had issued letters of intent related to two potential acquisitions. In connection with these letters of intent, the Company made deposits and issued stock to the sellers of the potential acquisitions. These payments were to be applied to the purchase price of the acquisitions upon closing. During the fourth quarter of 1998, these letters of intent expired with respect to the two potential acquisitions. Since there was uncertainty as to whether these acquisitions would be consummated, the Company wrote off the remaining balance of its investments in potential acquisitions as of December 25, 1998. At December 31, 1997 deposits of $120,000 and 140,000 common shares of the Company had been paid and issued to the sellers, of which $65,000 of the deposits was refunded during 1998.

Goodwill	Goodwill and accumulated amortization consisted of the following amounts as of December 31,1999 and December 25,1998:
	1999	1998
Goodwill	$6,639,764	$5,363,358
Accumulated amortization	(751,991)	(372,979)
	------------	------------
	$5,887,773	$4,990,379
	=======	=======
The Company recorded goodwill of $1,516,687 and $3,796,671 in 1997 in connection with the acquisition of HMC and RPI, respectively. In 1999, the Company recorded goodwill of $ 1,276,406 relating to the acquisition of PMT.

Notes Payable - Related Parties	Notes payable - related parties are unsecured obligations and consisted of the following as of December 31,1999 and December 25, 1998:
	1999	1998
NAVICAP and related affiliates (stockholders) -12% interest payable quarterly, due October 30, 2003	$551,562	$571,562

Frey Loan (majority stockholder) - 12% interest payable quarterly, due October 30, 2003	1,203,054	1,203,054

Frey Demand Loan (majority stockholder)- 12% interest payable quarterly	390,515	-

Tully Loans -1 and - 2 and other notes (stockholders)	392,000	412,000
	------------	------------
	2,537,131	2,186,616
Unamortized warrants	(458,917)	(578,635)
	------------	------------
	2,078,214	1,607,981
Current portion	(791,860)	(441,345)
	------------	------------
	$1,286,354	$1,166,636
	=======	=======

The Company has borrowed funds from NAVICAP and related affiliates to finance its on-going operations and acquisitions. A majority of the balance due to NAVICAP and related affiliates at December 31, 1999 and December 25, 1998 is represented by an Amended and Restated Promissory Note.

As of December 31, 1997 the majority of the balance due to NAVICAP and related affiliates was represented by a promissory note, which was due on demand. On March 30, 1998, the Company issued 500,000 stock purchase warrants to NAVICAP in connection with an extension of the due date of the promissory note to September 30, 1999. The fair value of the stock purchase warrants was determined to be $1,059,500, which was allocated to the warrants and recorded as additional paid in capital. The amount allocated was based on the relative fair values of the debt and warrants at the time of the warrant issuance. The value of the stock purchase warrants was being amortized over the amended term through September 30, 1999. On August 26, 1998, NAVICAP agreed to restructure this promissory note by accepting 500,000 shares of the Company's common stock in lieu of a $500,000 reduction in the principal amount of the indebtedness. The Company recorded an extraordinary gain of $62,500 during 1998 as a result of this restructuring.
Effective November 30, 1998, the Company and NAVICAP executed the Amended and Restated Promissory Note to modify the terms of the previously outstanding promissory note, which as of November 30, 1998 was comprised of principal and accrued interest of $2,440,363 and $289,137, respectively. The terms set forth in the Amended and Restated Promissory Note provided that accrued interest through November 30, 1998 along with interest for the period December 1, 1998 through December 25, 1998 will be capitalized as additional principal, after which time interest would then be payable quarterly at 12% per annum. This Amended and Restated Promissory Note also provided for a maturity date of October 30, 2003 and a conversion feature exercisable on or before December 24, 1998 which allowed for any amount of interest and/or principal up to a maximum of $1,000,000 to be converted into shares of the Company's common stock at a value of the greater of $0.25 per share or the current market price on the date of conversion. As a result of the extension of the maturity date of the Amended and Restated Promissory Note on November 30, 1998, the Company prospectively adjusted the amortization period of the stock purchase warrants previously issued to NAVICAP through October 30, 2003. The unamortized balance of the stock purchase warrants as of December 31, 1999 and December 25, 1998 was $458,917 and $578,635, respectively.

On December 4, 1998, NAVICAP exercised its option to convert $1,000,000 of principal due under the Amended and Restated Promissory Note in exchange for 4,000,000 shares of the Company's common stock. After giving effect to the capitalized interest, the debt conversion and the debt substitution referred to below, the balance of the Amended and Restated Promissory Note at December 31, 1999 and December 25, 1998 was $542,217.

Further on November 30, 1998, as a component of the Amended and Restated Promissory Note, the Company and NAVICAP agreed to substitute $1,193,100 of the aggregate principal and accrued interest owed to NAVICAP to a then non-affiliate of the Company, William A. Frey III ("Frey" and "Frey Note"), who subsequently became the holder of a majority of the Company's common stock and Chairman and Chief Executive Officer of the Company (see Reorganization and Restructuring). The terms set forth in the Frey Note provide that accrued interest for the period December 1, 1998 through December 25, 1998 will be capitalized as additional principal, after which time interest will be payable quarterly at 12% per annum. The Frey Note also provides for a conversion feature which allows for any amount of interest and/or principal to be converted into shares of the Company's common stock at a value of $0.14 per share. After giving effect to the capitalized interest, the balance on the Frey Note at December 31,1999 and December 25, 1998 was $1,203,054.
On November 30, 1998, in anticipation of the transactions described under Reorganization and Restructuring and the modifications described above related to the Amended and Restated Promissory Note, Frey provided a short-term loan in the amount of $100,300 to T.J. Tully, the Company's former Chairman and Chief Executive Officer, and certain related family members, who collectively held a majority of the Company's common stock (altogether the "Tully Group"), which in turn was used for the purpose of providing a short-term loan ("Tully Loans -1") in the same amount to the Company for additional working capital purposes. On December 22, 1998, in conjunction with the Reorganization, the Tully Group agreed to provide additional working capital to the Company in the form of short-term loans ("Tully Loans -2") in the amount of $274,700. The Tully Loans -1 and -2 provide for interest at 11% and were due on February 28, 1999. Subsequent to February 28, 1999, the Tully Group agreed to extend the maturity date of these loans for an indefinite period of time.

During 1998, T.J. Tully and a related family member provided other demand loans to the Company for working capital purposes in the aggregate amount of $37,000 at a 12% interest rate. At December 31, 1999, $17,000 was still outstanding.

Subsequent to December 31,1999, The Tully Group agreed to amend their loan agreements with the Company. The terms of the amended loan agreements included the following: (i) the Company agreed to make a $120,000 principal payment to The Tully Group in January 2000, (ii) the Company agreed to pay down the remaining principal balance of $272,000 over twenty-four (24) months beginning in February 2000, and (iii) the loans will bear no interest going forward and interest expense accrued to date of $46,533 was waived.

During 1999, Frey advanced demand loans to the Company for working capital purposes in the aggregate amount of $ 390,515 at a 12% interest rate. The loans are still outstanding at December 31, 1999.

On April 13, 1998, consulting agreements were entered into between the former Chief Executive Officer of the Company and his spouse, individually, and NAVICAP which provided for the payments of 300,000 and 200,000 shares, respectively, of the Company's common stock owned by the former Chief Executive Officer and his spouse in exchange for expertise, consultation, advice and other services rendered to the former Chief Executive Officer and his spouse.

The aggregate maturities of Notes Payable-Related Parties for each of the five years subsequent to December 31, 1999, are as follows: 2000, $791,860; 2001, $0; 2002, $0; 2003, $1,286,354; and 2004, $0.

Revolving Line of Credit	On July 22, 1998, HMC entered into a Revolving Line of Credit Agreement ("RLCA") with a financial institution. The RLCA provided for (i) borrowings up to $150,000 pursuant to a formula based on eligible accounts receivable; (ii) monthly interest at a variable rate equal to 3.0% above the financial institution's prime commercial rate (10.75% at December 25, 1998); (iii) a maturity date of July 22, 1999; and (iv) customary financial and other covenants. On February 3, 1999, the RCLA was amended (i) to permit borrowings up to $300,000 pursuant to a formula based on eligible accounts receivable and inventories; and (ii) provided for an extended maturity date of February 20, 2000. On September 20, 1999 the RCLA was amended again (i) to permit borrowings up to $500,000 pursuant to a formula based on eligible accounts receivable and inventories, (ii) provided for an extended maturity date of September 20, 2000, and (iii) reduced the variable monthly interest rate to 1 1/2% above the financial institution's prime commercial rate (10% at December 31, 1999). The RLCA is secured by HMC's accounts receivable, inventories and other intangible assets. The outstanding line of credit balances at December 31, 1999 and December 25, 1998 were $481,932 and $91,487, respectively. The Company intends to renew the line prior to its maturity date.

The Company, through it wholly-owned subsidiary, RPI, also maintains a long-term debt facility ("RPI Facility") with a financial institution, which as of December 31, 1999 and December 25, 1998 had an outstanding balance of $3,859,455 and $3,880,060, respectively. This revolving line of credit arrangement provides for a maximum borrowing of $6,000,000 based on a percentage of eligible accounts receivable, manufacturing equipment and real estate values, and includes predetermined quarterly reductions in amounts that may be outstanding with regard to manufacturing equipment and real estate. At December 31, 1999, the permitted maximum borrowing pursuant to the terms of the facility was approximately $4,700,000. The RPI facility also provides for interest at the lower of prime plus 0.75% or LIBOR plus 3.5% (9.5% and 8.5% at December 31,1999 and December 25,1998, respectively). Principal and interest are due in full in April 2001 and substantially all assets of RPI are pledged as collateral, including $694,395 in restricted short-term investments that are classified as non-current in the Company's consolidated financial statements. These short-term investments consist of Treasury Bonds, which are classified as held-to-maturity securities under SFAS No. 115 and are, accordingly, carried at amortized cost. The RPI Facility is subject to a loan agreement that contains certain operating and financial covenants.
On September 29, 1999, PMT signed a Demand Line of Credit Promissory Note ("Note") with a financial institution. The Note is secured by accounts receivable, inventories, certain other personal property and a second mortgage on the real property. The Note provides for (i) borrowings up to $1,900,000 pursuant to a formula based on eligible accounts receivable and inventories; (ii) monthly interest at a variable rate equal to 2.0% above the institution's daily base rate (10.25% at December 31, 1999); and (iii) customary financial and other covenants. At December 31, 1999, the Company was in violation of one such covenant, which has since been waived by the financial institution. At December 31, 1999, the outstanding balance under the Note was $1,515,500, which approximated the permitted maximum borrowing pursuant to the loan formula. While this loan is due on demand and is, therefore, classified as a current liability in the financial statements, management does not believe the financial institution will call the loan in the next 12 months.
In August and September 1999, the Company obtained two unsecured lines of credit totaling $200,000 each from two financial institutions. The lines expire in August and September 2000 and bear interest at variable rates equal to each bank's base rate, which was 8.5% at December 31, 1999. The lines were at their limits at December 31, 1999. The Company intends to renew these lines when they expire.

The aggregate maturities of the Revolving Lines of Credit for each of the five years subsequent to December 31, 1999, are as follows: 2000, $2,397,432; 2001, $3,859,455; 2002, $0; 2003, $0; and 2004, $0.

PMT also signed a promissory note on September 29, 1999 in favor of the prior owner as part of the purchase acquisition financing. The original note (Note 1 of 2) was for $1,750,000, bears interest at 9.5% and is payable in 72 equal installments through October 1, 2005. The note is secured by a $250,000 letter of credit and a Subordinate Mortgage and Security Agreement. The letter of credit is secured by a $250,000 restricted cash balance held by Sun Trust Bank Funds obtained from the company's 1999 private placement common stock offering were used to secure the letter of credit. At December 31, 1999, the outstanding balance of the loan was $1,694,875.

On September 29, 1999, the same financial institution that provided a mortgage and a revolving credit line to PMT also entered into a loan agreement, evidenced by a promissory note, to finance an over-formula advance on accounts receivable. The $100,000 promissory note is due March 29, 2000 and is subject to the same interest rate, covenants and security interests as the PMT Demand Line of Credit Promissory Note described above.

On December 22, 1999, PMT entered into a loan agreement with Wentworth Capital, a Division of Charter Financial, Inc., to refinance certain personal property originally financed by the prior owner of PMT. The promissory note with the prior owner (Note 2 of 2) was for $2,200,000 and bore a 9.5% interest rate. This note was paid off on December 30, 1999 using (i) funds from the Wentworth Capital refinancing and (ii) funds obtained from the Company's 1999 private placement common stock offering. The Wentworth Capital loan, which is secured by certain personal property, is for $2,005,000 and bears a fixed interest rate of 10.4%. The loan is payable in 72 equal monthly installments through November 25, 2005, beginning December 25, 1999. The agreement contains customary financial and other covenants. At December 31, 1999, the Company was in violation of one such covenant, which has since been waived by the financial institution. At December 31, 1999, the outstanding balance of the loan was $1,968,260.

The aggregate maturities of Notes Payable for each of the five years subsequent to December 31, 1999, are as follows: 2000, $642,606; 2001, $581,378; 2002, $641,173; 2003, $707,146; 2004 and thereafter, $3,671,480.

Lease Obligations	On December 31, 1997, the Company entered into a sale/leaseback transaction for the equipment located at its HMC subsidiary. The leaseback of the equipment was accounted for as a capital lease. The amount recorded for the equipment under the capital lease represented the present value of the minimum lease payments, using the Company's incremental borrowing rate. The Company repurchased the equipment at lease termination for $25,000. In connection with this transaction, 250,000 warrants were also issued to the leasing company. These warrants were exercisable immediately at $4 per share and expire at the end of a five year term. The total proceeds received under the sale/leaseback transaction were $500,000 and the proceeds were allocated to the capital lease obligation and the warrants based upon their relative fair values. As a result, a value of $262,470 was allocated to the warrants and recorded as additional paid in capital at December 31, 1997 and the capital lease obligation was valued at $262,530. The amount allocated to the warrants was treated as a discount on the capital lease obligation and was amortized as additional interest expense over the term of the lease.
The Company acquired another capital lease as part of the PMT acquisition in September 1999. The lease expires August 5, 2003.

At December 31, 1999 and December 25, 1998, the gross amount of equipment and related accumulated amortization recorded under both capital leases were as follows:

	1999	1998
Equipment	$826,804	$501,570
Less: accumulated amortization	(155,842)	(72,355)
	-----------	----------
	$670,962	$429,215

Amortization of equipment held under both capital leases is included with accumulated depreciation in the consolidated financial statements.

The final payment under the HMC capital lease was made in June, 1999.

Following is a schedule by years of future minimum lease payments under the PMT capital lease together with the present value of the net minimum lease payments as of December 31, 1999:

2000	$75,404
2001	75,404
2002	75,404
2003	50,270
----------
Total minimum lease payments	276,482
Less: Interest at Company's incremental borrowing rate	38,717
----------
Present value of minimum lease payments	237,765
Current portion	57,396
----------
Long-term portion	$180,369
=======
The Company leases a manufacturing facility and certain equipment under non-cancelable operating leases which expire on various dates through October 2002. The aggregate minimum lease payments under these leases are as follows:

2000	$320,329
2001	300,638
2002	109,951
----------
$730,918
======

The operating lease included above relative to the HMC manufacturing facility contains an early lease termination privilege provided that HMC provides three months notice of its intent to cancel the lease on July 31 or December 31 of each year. The aggregate future minimum lease payments include the HMC manufacturing facility lease payments without regard to the early termination privilege.
The operating lease included above relative to a PMT molding machine is with a related party.
Total rent expense was approximately $253,000, $252,000 and $48,000 in 1999, 1998 and 1997, respectively.
Private Placement of Securities, Stock Options and Stock Purchase Warrants	In 1998, the Company's stockholders and Board of Directors approved the adoption of the 1998 Long-Term Incentive Plan ("1998 LTIP") pursuant to which the Company's Board of Directors may grant stock options, stock appreciation rights and stock awards to officers and key employees. No specific number of shares were reserved for issuance under the 1998 LTIP. Subject to other maximums depending on the type of issuance under the 1998 LTIP, the maximum number of shares of common stock that may be delivered to any participant is 1,500,000 shares. Stock options and stock appreciation rights are granted with an exercise price at least equal to the underlying common stock's fair market value at the date of grant. Stock options issued under the 1998 LTIP have three or five-year terms and may be either exercisable immediately or ratably over the terms, both of which are determined by the Board of Directors.

The per share weighted-average fair value of stock options outstanding at December 31, 1999 and December 25, 1998 were $0.04 and $0.29, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield of 0%, risk-free interest rate of 5.0% and 5.7%, respectively, expected life of 2.6 and 3.5 years, respectively, and a volatility assumption of 75% and 80%, respectively.

The Company applies APB Opinion No. 25 in accounting for the 1998 LTIP and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the date of grant under SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

		1999	1998
Net loss	As reported	$917,380	$2,443,649
	Pro forma	1,012,592	2,900,839

Net loss per share	As reported	(0.05)	(0.20)
(Basic and diluted)	Pro forma	(0.06)	(0.23)

Since certain of the stock options are subject to three-year vesting periods, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the stock options' vesting period.
Stock option activity for the years ended December 31,1999 and December 25, 1998 was as follows:
	Number of Shares	Weighted-Average Exercise Price
	---------------	-----------------
Balance at December 31, 1997	-	$ -
Granted	1,580,000	0.67
Forfeited	(5,000)	3.75
	-----------
Balance at December 31,1998	1,575,000	0.66
Granted	1,500,000	0.73
Forfeited	(400,000)	0.53
	------------
Balance at December 31,1999	2,675,000	$0.69
	=======

At December 31, 1999, the range of exercise prices and weighted-average remaining contractual life of outstanding options were $0.45 - $3.75 and 3.2 years, respectively. At December 25, 1998, the range of exercise prices and weighted-average remaining contractual life of outstanding options were $0.50 - $3.75 and 4.8 years, respectively

At December 31, 1999, the number of options exercisable and the weighted-average exercise price of those options were 2,404,667 and $0.65, respectively. At December 25, 1998, the number of options exercisable and the weighted-average exercise price of those options were 1,561,667 and $0.64, respectively.

On March 30, 1998, the Company issued a stock purchase warrant to NAVICAP to purchase 500,000 shares of the Company's common stock in connection with an extension of the due date of the promissory note to September 30, 1999. The warrant is exercisable immediately at $4 per share and expires at the end of a five year term. The fair value of the warrant was determined to be $1,059,500, which was allocated to the warrant and recorded as additional paid in capital. The amount allocated was based on the relative fair values of the debt and the warrant at the time of issuance. The value of the warrant was being amortized over the amended term through September 30, 1999. Effective November 30,
1998, the Company and NAVICAP executed the Amended and Restated Promissory Note to modify the terms of the previously issued longer term promissory note, which among other things, provided for an extension of the maturity date to October 30, 2003. Accordingly, the Company prospectively adjusted the amortization period of the warrant through the extended maturity date.
On June 10, 1998, the Company issued stock purchase warrants to purchase 37,875 shares of the Company's common stock to investment brokers in connection with the sale of the Company's common stock via its private placement program. These warrants are exercisable immediately at $4.75 per share and expire at the end of a two year term.

In connection with the Company's Reorganization and Restructuring, on November 30, 1998, the Company issued a stock purchase warrant to Frey to purchase 6,000,000 shares of the Company's common stock at $0.14 per share. The warrant is exercisable immediately and expires on October 30, 2003. As a result of this transaction, the Company recorded a non-cash expense of $515,545, which represented the fair value of the warrant on the date of issuance.

In conjunction with the Company's Reorganization and Restructuring, effective November 30, 1998, the Company and T.J. Tully executed an Agreement providing for the sale of 100% of the outstanding shares of common stock of UNSC, Inc., an inactive wholly-owned subsidiary of the Company, to T.J. Tully for monetary consideration of $1 and the grant of an option to purchase 500,000 shares of the Company's common stock with an exercise price of $0.50 per share pursuant to the Company's 1998 LTIP.
On September 29, 1999, the Board authorized the issuance of 250,000 and 40,000 common stock options with an exercise price of $1.00 to the Kirchner Family Nominee Trust (KFNT) and Joseph Kirchner, respectively. The KFNT options were issued pursuant to the PMT Stock Purchase Agreement. Joseph Kirchner's options were issued pursuant to an Employment Agreement given to Mr. Kirchner upon the acquisition of PMT. Mr. Kirchner is president of PMT. The options related to both parties vest ratably over a five-year period and expire in September 2004.
During 1998, the Company completed a private placement of securities in which it sold 156,950 shares of its common stock at $4.00 per share. Total net proceeds of $579,895 generated from this private placement were used to fund operations and to repay indebtedness incurred in connection with the Company's acquisitions in 1997. A similar transaction was completed in 1999, which resulted in the sale of 2,850,000 shares of the Company's common stock at $0.45 per share. Net proceeds of $1,282,500 were used to close the PMT acquisition and for current operations.

Income Taxes	No income tax benefits attributable to the losses from continuing operations were recorded in the years ended December 31, 1999 and December 25, 1998 as a result of the uncertainty associated with the realization of these deferred tax assets. A reconciliation of the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax loss from continuing operations is as follows:

1999	1998
Computed "expected" tax benefit before extraordinary item	$(311,909)	$(852,091)
Extraordinary item	-	21,250
Amortization of goodwill	132,203	121,571
Increase in cash surrender value of life insurance	(36,873)	(45,581)
Other	(31,429)	13,017
Change in the beginning-of-the-year balance of the valuation allowance	248,008	741,834
	----------	-----------
	$ -	$ -
	======	======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and December 25,1998 are presented below:

	1999	1998
Deferred tax liabilities:
Depreciation	$(71,461)	$(35,251)

Deferred tax assets:
Accrued expenses	48,166	59,295
Acquisition expenses	185,539	185,539
Deferred compensation	229,923	237,430
AMT credit carryforward	33,463	33,463
Tax credit carryforward	343,371	343,371
Net operating loss carryforward	1,879,855	1,638,089
Allowance for bad debts	71,480	10,392
	------------	------------
Total gross deferred tax assets	2,791,797	2,507,579
Valuation allowance	(2,720,336)	(2,472,328)
	-------------	------------
Net deferred tax assets	71,461	35,251
	---------------	--------------
Net deferred tax components	$ -	$ -
	=========	========
For tax reporting purposes, the Company has approximately $33,000 of alternative minimum tax (AMT) credits available for an indefinite period. The net operating loss of approximately $5,530,000 can be carried forward and used to reduce future taxable income through 2014. Additionally, tax credits of approximately $343,000 can be carried forward and these credits begin to expire in the 2005 at a rate of approximately $48,000 per year. The utilization of credits and losses will be limited due to federal tax laws involving greater than 50% ownership changes and consolidated return regulations.
The valuation allowance for deferred tax assets as of and December 31, 1999 and December 25, 1998 was $2,720,336 and $2,472,328, respectively. The net change in the total valuation allowance for the years ended December 31, 1999 and December 25, 1998 was an increase of $248,008 and $741,834, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely that not that some portion or all of the deferred tax assets will not be realized.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of $8,000,000 prior to the expiration of the net operating loss carryforwards in 2014. The Company incurred taxable losses of $$684,329 and $2,259,182 for the years ended December 31, 1999 and December 25, 1998, respectively. Based upon the level of historical taxable losses and uncertainty regarding the generation of taxable income over periods which the deferred tax assets are deductible, management believes that it is not more likely than not that the Company will realize the benefits of these deductible differences, net of the deferred tax liabilities at December 31, 1999. Accordingly, a valuation allowance of $2,720,336 has been provided against the net deferred tax assets at December 31, 1999. The amount of the deferred tax asset that is not considered realizable, however, could be increased in the near term if estimates of future taxable income during the carryforward period are increased. Approximately $1,200,000 of the valuation allowance relates to deferred tax assets of the acquired subsidiaries of the Company. Any subsequently recognized tax benefits will be allocated to reduce goodwill.
Reorganization and Restructuring	On December 22, 1998, Trinity Capital Group, LLC ("TCG"), of which Frey is Chief Manager, purchased a total of 5,278,882 shares of the Company's common stock held by the Tully Group in exchange for cash consideration of $527,889. In a separate transaction, on November 18, 1998, Frey purchased 300,000 shares of the Company's common stock held by a related family member included in the Tully Group in exchange for cash consideration of $30,000.

In addition, in contemplation of the purchase of 5,278,882 shares of the Company's common stock by Frey from the Tully Group on December 22, 1998, the Company issued a warrant on November 30, 1998 to Frey to purchase 6,000,000 shares of the Company's common stock at $0.14 per share. The warrant is exercisable immediately and expires on October 30, 2003. As a result of this transaction, the Company recorded a non-cash expense of $515,545 during 1998, which represented the fair value of the warrant on the date of issuance.

Further, effective January 1, 1999, the Company's Board of Directors elected Frey as Chairman of the Board of Directors and Chief Executive Officer.
In conjunction with the transaction described above, effective November 30, 1998, the Company and T.J. Tully executed an Agreement providing for the sale of 100% of the outstanding shares of common stock of UNSC, Inc., an inactive wholly-owned subsidiary of the Company, to T.J. Tully for monetary consideration of $1 and the grant of an option to purchase 500,000 shares of the Company's common stock with an exercise price of $0.50 per share pursuant to the Company's 1998 LTIP. Further, effective November 15, 1998, T.J. Tully forgave accrued and unpaid compensation due from the Company in the amount of $25,000.
As a result of this transaction, the Company recorded a non-cash gain on the sale of the subsidiary in an amount equal to $445,609 and a net expense from the reorganization and restructuring in the amount of $44,936, which has been set forth separately in the 1998 consolidated statement of operations.
Business and Credit Concentrations	HMC's primary line of business, flameless ration heaters, which it sells through a prime contractor to the United States Department of Defense for their "Meals Ready-To-Eat" operations, can be impacted by the United States Defense Budget. If the United States significantly reduces its budget allocations for defense expenditures, or alters its operations for individual ration feeding programs, the Company's sales may be adversely affected. Over the previous two years, however, the United States Defense Supply Center requirements have increased, and the Company's sales of flameless ration heaters have grown. Sales to the Defense Supply Center approximated 23%, 23% and 55% of the Company's total net sales for 1999, 1998 and 1997, respectively. As of December 31,1999, accounts receivable from the prime contractor was $266,787. In February 2000, HMC signed a three-year contract with the prime contractor to supply their flameless ration heater requirements for the "Meals Ready-To Eat" operation through 2002. In addition, a new prime contractor was added who signed a one-year contract.
Sales to two customers of the Plastic Injection Molding segment of the business, who operate in the juvenile products, automotive and electronics industries, approximated 20% of the Company's net sales for 1999. As of December 31, 1999, accounts receivable from these customers were approximately $1,908,000. Sales to one of these customers were included in the Company's 1999 net sales from the date of the PMT acquisition. If sales to the customer during that period (September 29 - December 31) were annualized and added to actual Company sales for the 1999 calendar year, that customer's percentage of total Company net sales would have approximated 37%. PMT also bought approximately $560,000 of materials from this same customer for use in the production of the customer's finished products. The industries these companies operate in are impacted by the state of the general economy, specifically interest rate fluctuations. Currently, these industries are experiencing solid growth; however, changes in the marketplace, including recent and future interest rate hikes, may significantly effect management's estimates and the Company's performance. Furthermore, this business segment's customer base and industry generally operate without the existence of long-term contracts. Therefore, additional business volumes may be generated in the short-term from new customers or from the segment's current customer base, or business volumes may be adversely affected in the short-term by a partial of total loss of business volume from an existing customer. The
Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as the general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimates of its bad debts.
Acquisitions	In November 1997, the Company acquired all of the assets and liabilities of HMC. The purchase price consisted of $2,000,000 in cash. The acquisition was accounted for as a purchase; accordingly, the purchase price was allocated to the assets and liabilities based on their estimated value as of the date of acquisition. The results of HMC's operations have been included in the consolidated statements of operations from the date of the acquisition.
On December 31, 1997, the Company acquired all of the assets and liabilities of RPI. The purchase price consisted of $6,100,000 in cash and 993,384 unregistered shares of the Company's common stock with an approximate value of $3,974,000. The acquisition was accounted for as a purchase. The price of the stock to the acquiring shareholders was used to value the assets and liabilities. The results of RPI's operations have been included in the consolidated statements of operations from the date of the acquisition.
In September 1999, the Company acquired all of the outstanding stock of PMT for $5,650,000. Simultaneously, the Company purchased from the prior PMT shareholders the real property upon which its plant is located for a total purchase price of $3,125,000. The purchase price consisted of $4,825,000 in cash and $3,950,000 in notes. The cash portion of the purchase price consisted of $4,137,799 in bank loans and $687,201 in working capital obtained through a 1999 common stock private placement offering. The acquisition was accounted for as a purchase; accordingly, the purchase price was allocated to the assets and liabilities based on their estimated value as of the date of acquisition. The results of PMT's operations have been included in the consolidated statement of operations from the date of the acquisition.
The following table summarizes, on an unaudited pro forma basis, the estimated consolidated results of the Company and PMT assuming the acquisition had occurred on January 1, 1998. These results include certain pro forma adjustments, primarily goodwill amortization and interest expense, and are not necessarily indicative of what results would have been had the Company owned PMT during the periods presented:
	1999	1998
Net sales	$24,099,226	$20,554,772
Net loss	$(189,888)	$(2,976,135)

Net loss per common share:
Basic and diluted	$(0.01)	$(0.24)

Business Segments	The Company has the following two reportable segments: Plastic Injection Molding and Specialty Products. The Plastic Injection Molding segment consists of the Company's RPI and PMT subsidiaries and is engaged in the production of molded plastic components and finished products for original equipment manufacturers who operate in the personal care, construction, electronics, healthcare , home products and juvenile products industries. The Specialty Products segment consists of the Company's HMC subsidiary and manufacturers and markets patented, portable electrochemical heaters and a line of shelf-stable meals that incorporate such heaters.
The accounting policies used to develop segment information correspond to those described herein. Segment profit or loss is based on profit or loss from operations before income taxes and the extraordinary gain on restructuring of debt. There are no sales or transfers of inventories or human capital between segments. The reportable segments are distinct business units operating in different industries. They are separately managed, with separate marketing, manufacturing and distribution systems. The following information about the two segments is for the year ended December 31, 1999:

	Plastic Injection Molding	Specialty Products	Totals
	-----------	-----------	------------
Revenues from external customers	$10,383,111	$5,826,737	$16,209,848
Interest expense, net (1)	574,480	99,602	674,082
Depreciation and amortization	714,602	77,654	792,256
Segment profit (loss)	(320,026)	488,346	168,320
Segment assets	19,851,544	3,505,728	23,357,272
Expenditures for segment assets	316,443	29,208	345,651

Reconciliation to Consolidated Amounts:	Revenues	Profit (loss)	Assets
	-----------	------------	------------
Totals for reportable segments	$16,209,848	$168,320	$23,357,272
Corporate headquarters	-	-	840,082
Elimination of inter-segment profit (loss)	-	-	-
Unallocated corporate headquarters expense (2)	-	(1,085,700)	-
	-----------	-----------	-----------
Total consolidated amounts	$16,209,848	$(917,380)	$24,197,354
	========	=========	========

Reconciliation to Consolidated Amounts:	Interest expense, net	Depreciation and amortization
	-----------	------------
Totals for reportable segments	$674,082	$792,256
Other	-	-
Elimination of inter-segment profit (loss)	-	-
Unallocated corporate headquarters expense (2)	416,373	3,672
	-----------	----------
Total consolidated amounts	$1,090,455	$795,928
	======	=====

The following information about the two segments is for the year ended December 25, 1998:
	Plastic Injection Molding	Specialty Products	Totals
	--------------	-----------------	-----------------
Revenues from external customers	$8,908,422	$4,047,002	$12,955,424
Interest expense, net (1)	436,631	250,074	686,705
Depreciation and amortization	558,344	75,267	633,611
Segment profit (loss)	86,315	(132,191)	(45,876)
Segment assets	10,812,687	2,751,443	13,564,130
Expenditures for segment assets	157,538	23,024	180,562

Reconciliation to Consolidated Amounts:	Revenues	Profit (loss)	Assets
	--------------	----------------	---------------
Totals for reportable segments	$12,955,424	$(45,876)	$13,564,130
Corporate headquarters	-	-	195,349
Elimination of intersegment profit (loss)	-	-	-
Unallocated corporate headquarters expense (2)	-	(2,460,273)	-
	--------------	---------------	---------------
Total consolidated amounts	$12,955,424	$(2,506,149)	$13,759,479
	========	=========	=========
Reconciliation to Consolidated Amounts:	Interest expense, net	Depreciation and amortization
	----------------	----------------
Totals for reportable segments	$686,705	$633,611
Other	-	-
Elimination of intersegment profit (loss)	-	-
Unallocated corporate headquarters expense (2)	753,223	3,671
	-------------	----------------
Total consolidated amounts	$1,439,928	$637,282
	========	=========

The following information about the Company's Specialty Products segment is for the period from November 1, 1997 (the acquisition date of HMC) through December 31, 1997 and for the Company's Plastic Injection Molding segment as of December 31, 1997 (the acquisition date of RPI):

	Plastic Injection Molding	Specialty Products	Totals
	---------------	---------------	----------------
Revenues from external customers	$ -	$632,664	$632,664
Interest expense, net (1)	-	1,543	1,543
Depreciation and amortization	-	12,640	12,640
Segment profit (loss)	-	(110,996)	(110,996)
Segment assets	11,976,204	3,172,681	15,148,885
Expenditures for segment assets	-	-	-

Reconciliation to Consolidated Amounts:	Revenues	Profit (loss)	Assets
	---------------	----------------	----------------
Totals for reportable segments	$632,664	$(110,996)	$15,148,885
Corporate headquarters	-	-	614,777
Elimination of intersegment profit (loss)	-	-	-
Unallocated corporate headquarters expense (2)	-	(1,484,837)	-
	-----------	------------	-----------
Total consolidated amounts	$632,664	$(1,595,833)	$15,763,662
	========	========	========
Reconciliation to Consolidated Amounts:	Interest expense, net
	--------------
Totals for reportable segments	$ 1,543
Other	-
Elimination of intersegment profit (loss)	-
Unallocated corporate headquarters expense (2)	72,744
	-------------
Total consolidated amounts	$74,287
	========

(1) Interest expense, net for the Company's Specialty Products segment includes non-cash warrant amortization of $57,226, $205,244 and $0 for the years ended December 31, 1999, December 25, 1998 and December 31, 1997 respectively.

(2) Interest expense, net for the Company's corporate headquarters includes non-cash warrant amortization of $119,715, $480,865 and $0 for the years ended December 31, 1999, December 25, 1998 and December 31, 1997, respectively.
Contingencies	The Company is a defendant in a case entitled Rocco and Carol D'Antonio v. United Shields Corporation et al, filed September 30, 1999 in the United States District Court, Southern District of Ohio. Included among the co-defendants are five current and former employees, officers and directors. The plaintiffs are also shareholders of the Company. The case arises out of loans made by plaintiffs to NAVICAP Corporation, one of the Company's lenders and a shareholder of the Company. The suit alleges that funds received by NAVICAP Corporation as a result of these loans by the plaintiff were used to make loans to the Company, and that in connection with the loans made by the plaintiffs, the Company and certain of its officers, directors and other employees made misleading statements intended to induce the plaintiffs to make these loans. In the complaint, the plaintiffs allege securities fraud, civil RICO violations, fraud, conspiracy and intentional interference with contractual relations and have demanded substantial damages, including attorney's fees and punitive damages. The Company believes that the plaintiff's claims are without merit and intends to vigorously defend the action.
The Company is involved in other litigation and routine matters which are incident to the Company's business. In the opinion of management, the ultimate disposition of such litigation and matters will not have a material effect upon the Company's financial statements.